Exhibit 12.1

Kulicke and Soffa Industries, Inc.

Fixed Charge Coverage Ratio Calculation

Dollars in thousands

	Fiscal Year Ended September 30,					Six Months Ended March 31, 2004
	1999	2000	2001	2002	2003
Interest expense, including amortization of debt issue costs	$215	$8,333	$14,880	$20,384	$19,367	$8,494
Portion of rental expense deemed to represent interest	1,072	1,075	2,302	3,881	3,724	1,340

Total Fixed Charges	$1,287	$9,408	$17,182	$24,265	$23,091	$9,834

Earnings before fixed charges:
Income (loss) before income tax and minority interest	$(13,001)	$148,413	$(85,569)	$(235,625)	$(41,145)	$39,415
Equity in loss of Joint Ventures	837	1,221	—	—	—	—
Fixed charges	1,287	9,408	17,182	24,265	23,091	9,834

Total earnings (loss) before fixed charges	$(10,877)	$159,042	$(68,387)	$(211,360)	$(18,054)	$49,249

Ratio of earnings to fixed charges (1)	—	17	—	—	—	5

(1)	We would have had to generate additional earnings of $12.2 million in 1999, $85.6 million in 2001, $235.6 million in 2002 and $41.1 million in 2003 to achieve a ratio of 1:1.